UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

EASTMAN CHEMICAL COMPANY

(Exact name of registrant as specified in its charter)

Delaware	62-1539359
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

200 South Wilcox Drive Kingsport, Tennessee	37662
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Warrants Exercisable for Common Stock and Cash (expiring February 27, 2013)	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: Not applicable.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On July 2, 2012, in connection with Eastman Chemical Company’s (the “Company”) completion on such date of its previously announced acquisition (the “Acquisition”) of Solutia Inc. (“Solutia”) pursuant to the agreement and plan of merger, dated as of January 26, 2012, by and among the Company, a wholly-owned subsidiary of the Company and Solutia (the “Merger Agreement”), the Company assumed warrants (the “Warrants”) to purchase an aggregate of 4,481,250 shares of Solutia’s common stock. The Warrants were issued pursuant to a Warrant Agreement (the “Warrant Agreement”) between Solutia and American Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), in February 2008. Pursuant to the terms of the Warrant Agreement and Merger Agreement, as a result of the Acquisition, the Warrants became exercisable for, (i) $22.00 in cash, without interest (the “Cash Merger Consideration”) and (2) 0.12 shares of common stock of the Company (the “Warrant Shares” and, together with the Cash Merger Consideration, the “Merger Consideration”). The following summary of certain provisions of the Warrants and Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement, filed as Exhibit 4.1 to this Registration Statement on Form 8-A and incorporated by reference herein.

General

Warrant holders are entitled to receive the Merger Consideration upon the payment of the exercise price of $29.70 per Warrant (the “Exercise Price”). The Exercise Price and the number of Warrant Shares are subject to adjustment in certain circumstances discussed under the heading “Adjustments” below. Unless exercised, the Warrants will automatically expire at 5:00 p.m., New York City time, on February 27, 2013. The Warrants may be exercised for cash or on a net issuance basis.

Warrant holders have no right to vote on matters submitted to stockholders of the Company or to receive dividends, and are not entitled to share in the Company’s assets in the event of liquidation, dissolution or winding up of the Company. In the event a bankruptcy or reorganization is commenced by or against the Company, a bankruptcy court may hold that unexercised Warrants are executory contracts that may be subject to rejection by the Company with approval of the bankruptcy court, and the Warrant holders may, even if sufficient funds are available, receive nothing or a lesser amount than they would be entitled to if they had exercised their Warrants before the commencement of any such proceeding.

In the event of a taxable distribution to the Company’s stockholders that results in an adjustment to the number of Warrants, holders may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend.

The Warrants are freely transferable by the holder thereof. The Warrants are expected to be listed on the New York Stock Exchange. As of July 2, 2012, 4,481,250 Warrants were outstanding, and those Warrants were exercisable for 537,750 Warrant Shares in the aggregate.

Exercise

The Warrants may be exercised by providing a form of election to exercise, properly completed and executed, together with payment of the Exercise Price. Payment of the Exercise Price may be made by certified or bank cashier’s check payable to the order of the Company. The Warrants have a net exercise provision under which the holder may, in lieu of payment of the Exercise Price, surrender Warrants and receive a net amount of the Merger Consideration based on the fair market value of the Company’s common stock at the time of exercise after deduction of the aggregate Exercise Price.

Upon the exercise of any Warrants and, where applicable, clearance of the funds paid in satisfaction of the Exercise Price, the Company will cause to be issued to the holder thereof cash and Warrant Shares representing the Merger Consideration to which such holder is entitled. No fractional Warrant Shares will be issued upon exercise of the Warrants.

Adjustments

The Exercise Price and/or the Merger Consideration will be adjusted in connection with any dividend or distribution payable in shares of the Company’s common stock, or any subdivision, combination, reclassification or recapitalization of the Company’s common stock. The Exercise Price is also subject to downward adjustment in connection with any distribution to the Company’s stockholders of evidences of indebtedness, other securities of the Company or any cash, property or other assets, subject to certain adjustments. Additionally, if, the Company undergoes any business combination (by merger, consolidation, reorganization or reclassification) in which the Company is not the surviving entity, or sells, transfers or otherwise disposes of all or substantially all of its assets (any such event, an “Organic Change”), the Warrant holders will have the right to receive the consideration that they would have been entitled to receive had they exercised the Warrants immediately prior to such Organic Change.

Reservation of Shares

The Company has authorized and reserved for issuance and will at all times reserve and keep available such number of shares of the Company’s common stock as will be issuable upon the exercise of all outstanding Warrants. Such shares of the Company’s common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all liens, security interests, charges and other encumbrances with respect to the issuance thereof.

Amendment

From time to time, the Company and the Warrant Agent, without the consent of the holders of the Warrants, may amend or supplement the Warrant Agreement for certain purposes, including curing ambiguities, defects or inconsistencies or making any change that does not adversely affect the interests of any holder. Any amendment or supplement to the Warrant Agreement that adversely affects the interests of the holder of the Warrants will require the written consent of the holders of a majority of the then outstanding Warrants.

No Rights as Stockholders

The holders of unexercised Warrants are not entitled, by virtue of being such holders, to receive dividends, to vote, consent to or receive notice as stockholders of the Company in respect of any stockholders’ meeting for the election of directors or any other purpose, or to exercise any other rights whatsoever as stockholders of the Company.

Item 2.	Exhibits.

EXHIBIT INDEX

Exhibit Number	Description

4.1	Warrant Agreement, dated as of February 28, 2008, by and between Solutia Inc. and American Stock Transfer and Trust Company, as Warrant Agent, including the related form of global warrant certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, File No. 001-13255, filed by Solutia Inc. on March 4, 2008).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: July 2, 2012	EASTMAN CHEMICAL COMPANY

	By:	/s/ Brian L. Henry

		Name:	Brian L. Henry
		Title:	Assistant Secretary